UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-41798

SIMPPLE LTD.
(Registrant’s Name)

71 Ayer Rajah Crescent

#03-07

Singapore 139951

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 1.01. Entry into a Material Definitive Agreement.

Private Placement in September

On September 6, 2024, SIMPPLE LTD. (“we,” “our,” “us,” or the “Company”), entered into a series of securities purchase agreement (the “Purchase Agreement”) with twelve purchasers (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a private offering (the “Private Placement”), an aggregate of $1,260,000 of securities, consisting of 4,846,153 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”) and warrants to purchase an aggregate of 4,846,153 Ordinary Shares at an exercise price of $0.13 per share, subject to adjustment therein (collectively, the “Securities”). Each Warrant will be exercisable on or after December 31, 2024 and will expire on December 31, 2027, the third year anniversary of the initial exercise date therein.

The Purchase Agreement contained customary representations and warranties and agreements of the Company and the Purchasers and customary indemnification rights and obligations of the parties. The Company shall not effect any exercise of the Warrants, and a Holder shall not have the right to exercise any portion of the Warrants, to the extent that after giving effect to such issuance, after exercise the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates), would beneficially own in excess 4.9% of the number of Ordinary Shares outstanding.

The Private Placement is closed on December 31, 2024. As part of the Private Placement, the Company received gross proceeds of $1,260,000 before deducting related offering expenses.

The foregoing summaries of the Purchase Agreement and Warrants (collectively, the “Transaction Documents”) do not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K, which are incorporated herein by reference.

Exhibit Index

Exhibit Number	Description

99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIMPPLE LTD.

Date: March 17, 2025	By:	/s/ Schroeder Norman
	Name:	Schroeder Norman
	Title:	Chief Executive Officer and Director

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